STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

August 27, 2012

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Jeff Long

Re:	Central Park Group Multi-Event Fund (the "Fund")
(File Nos. 333-139002, 811-21984)

Dear Mr. Long,

On behalf of the Fund, transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by Mr. Jeff Long of the Staff to Messrs. Gary L. Granik and Brad A. Green of Stroock & Stroock & Lavan LLP and Mr. Michael Mascis of Central Park Advisers, LLC ("Central Park Advisers") by telephone on July 30, 2012.  The comments of the Staff, provided in connection with the disclosure review undertaken by the Staff pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, relate to:  (i) the Fund's Annual Report on Form N-SAR for the fiscal year ended October 31, 2011, as filed with the Commission on December 30, 2011; (ii) Post-Effective Amendment No. 7 ("Amendment No. 7") to the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the "Registration Statement") (also constituting Amendment No. 9 to the Fund's Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the "1940 Act")); and (iii) the Fund's Annual Report on Form N-CSR for the fiscal year ended October 31, 2011, as filed with the Commission on January 9, 2012 (the "Form N-CSR").

Set forth below is a summary of the Staff's comments and the Fund's responses thereto.  For the convenience of the Staff, the comments have been repeated in the headings below, and the Fund's response follows each heading.

FORM N-SAR

Comment 1.          The report of Ernst & Young LLP ("E&Y"), the Fund's independent public accounting firm, on the Fund's system of internal accounting controls, furnished as an exhibit to the Fund's N-SAR filed for the fiscal year ended October 31, 2011, did not include E&Y's electronic signature, as required under Rule 302 of Regulation S-T.  Please file an amendment to the Fund's N-SAR furnishing, as an exhibit thereto, an executed copy of E&Y's report.

Response 1.         The Fund has filed an amendment to its N-SAR filed for the fiscal year ended October 31, 2011 furnishing, as an exhibit thereto, an executed copy of E&Y's report.

AMENDMENT NO. 7

Summary of Fund Expenses

Comment 2.          The fee table discloses that the total annual expenses of the Fund are 3.77%.  The financial highlights table, which also is included in the Fund's audited financial statements for the fiscal year ended October 31, 2011 (the "Financial Statements"), however, discloses that the ratio of "net expenses after incentive fees to average net assets" is 3.90%.  Please reconcile this apparent discrepancy.

Response 2.         The difference of 0.13% between the Fund's total annual expenses for the year ended October 31, 2011 (3.90%) and the estimate of the Fund's total annual expenses for the fiscal year ending October 31, 2012 (3.77%) reflects the incentive fee earned by the Fund for the fiscal year ended October 31, 2011.  Consistent with Instruction 7.a to Item 3 of Form N-2, the Fund assumed a base incentive fee of 0.00%1 in the calculation of the Fund's "Management Fees,"  and only the Fund's fixed 2.00% asset-based management fee is reflected under the caption "Management Fee."  Footnote 2 to the fee table, however, discloses to investors the potential for the Fund's investment adviser to earn an incentive fee depending on the Fund's performance.
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1         The Fund's investment adviser will earn an annual incentive fee, generally payable at the end of a fiscal year, equal to 20% of the Fund's net profits, if any, earned by the Fund for such fiscal year.  Accordingly, if the Fund does not earn any net profits in a fiscal year, the incentive fee for such fiscal year will be zero.

Comment 3.          The Schedule of Portfolio Investments in the Fund's Financial Statements discloses that as of October 31, 2011, the Fund was nearly fully invested in Union Bank of California Money Market Sweep (the "UBOC Account").  Please confirm whether, pursuant to Instruction 10 to Item 3 of Form N-2, the Fund would be required to add a subcaption entitled "Acquired Fund Fees and Expenses" to the "Annual Expenses" portion of the table directly above the subcaption titled "Total Annual Expenses."  Please also confirm that the Fund was able to pursue its investment objective despite the fact that it was nearly fully invested in a money market fund.

Response 3.         At a Special Meeting of Fund shareholders held on September 23, 2011, the Fund's shareholders approved a new investment advisory agreement between the Fund and Central Park Multi-Event Management, LLC ("Multi-Event Management").  Multi-Event Management is a joint venture between Central Park Advisers, which serves as managing member, and Brencourt Advisors, LLC ("Brencourt Advisors"), which serves as non-managing member and whose personnel, as of November 1, 2011, have provided the day-to-day management of the Fund's portfolio.  In order to facilitate the transition of the day-to-day management of the Fund's portfolio from Para Advisors LLC, the non-managing member of the Fund's prior adviser, to Brencourt Advisors, the Fund generally liquidated its portfolio in October 2011, and invested the proceeds thereof in the UBOC Account pending Brencourt's assumption of management duties on November 1, 2011.  The UBOC Account is not a money market fund, or a fund at all, but rather is a bank deposit account.  The UBOC Account does not charge any fees, and the Fund did not incur any expenses in connection with its investment therein.  Accordingly, the disclosure requirement regarding Acquired Fund Fees and Expenses was not applicable to the Fund.

                              The Fund's Statement of Additional Information dated March 2, 2011, states under the caption "Additional Investment Policies—Money Market Instruments," that the Fund "may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments and money market mutual funds (the investment in which could result in additional fees being paid by the Fund), or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances."  The Fund believes that the liquidation of its portfolio and its subsequent investment in the UBOC Account were consistent with that disclosure.

Summary of Fund Expenses—Financial Highlights

Comment 4.          Please delete—or, alternatively, move to the footnotes—certain of the line items that are not required to be included in the Fund's financial highlights:  (i) ratio of gross expenses before incentive fees to average net assets; (ii) ratio of net expenses before incentive fees to average net assets; (iii) incentive fees; and (iv) total return, before incentive fees.

Response 4.         The Fund confirms that, going forward, it will delete or move to the footnotes the line items that are not required to be included in the Fund's financial highlights, as disclosed in the Fund's Prospectus and financial statements.

Investment Objective and Principal Strategies—Investment Objective

Comment 5.          The Fund states that it generally will not invest more than 10% of the value of its total assets in any single transaction nor will it invest more than 25% of the value of its total assets in the securities of issuers in any single industry or group of industries.  Please confirm the Fund's compliance with these restrictions in light of the fact that as of October 31, 2011, the Fund was nearly fully invested in the UBOC Account.

Response 5.         Please refer to our response to Comment 3, set forth above.

Management of the Fund—Incentive Fee

Comment 6.          Please confirm that the calculation of the Fund's incentive fee complies with Section 205(b)(3) of the Investment Advisers Act of 1940, as amended (the "Advisers Act").

Response 6.         Section 205(b)(3) of the Advisers Act provides an exception for certain business development companies to the compensation prohibition of Section 205(a)(1), which states that an investment advisory contract may not provide for performance-based compensation.  We wish to advise the Staff that the Fund's incentive fee complies with Rule 205-3 under the Advisers Act, which provides that a fund's investment adviser may charge a performance-based fee if all investors in the fund meet the standard for "qualified clients," as defined in Rule 205-3(d)(1).  The Fund represents that its shares are offered only to investors who meet the standard for "qualified clients."  We also note that Rule 205-3 under the Advisers Act does not prescribe the manner in which performance-based compensation must be calculated.

FORM N-CSR

Comment 7.          Please confirm whether, pursuant to Rule 3-09 of Regulation S-X, the Fund should  have included the financial statements of the UBOC Account in its Annual Report for the fiscal year ended October 31, 2011.

Response 7.         Rule 3-09 of Regulation S-X states that separate financial statements of an underlying investment must be filed by a registrant if the underlying investment meets the definition of a "significant subsidiary."  As noted above, the UBOC Account is a bank savings deposit account and, therefore, does not produce separate audited financial statements as would an underlying investment fund.  Moreover, the amounts invested by the Fund in the UBOC Account were not significant enough in size to cause the UBOC Account or Union Bank of California to be considered a subsidiary of the Fund.

Comment 8.          Rule 6-04 of Regulation S-X requires that balance sheets filed by registered investment companies state separately the total amounts payable to officers and trustees, among others.  Please confirm that, going forward, such amounts will be stated separately in the Fund's Statement of Assets and Liabilities.

Response 8.         The Fund confirms that going forward, it will state separately in the Statement of Assets and Liabilities the total amounts payable to officers and trustees, as required by Rule 6-04 of Regulation S-X.  As of October 31, 2011, the amount payable to the Fund's trustees was approximately $1,780.

Comment 9.          Rule 6-07 of Regulation S-X requires that the statements of operations filed by registered investment companies state separately any other expense item the amount of which exceeds 5% of the total expenses.  Please confirm that the Other Expenses disclosed in the Fund's Statement of Operations does not include any individual item the amount of which exceeds 5% of the Fund's total expenses.

Response 9.         The Fund confirms that the Other Expenses disclosed in the Statement of Operations does not include any individual item the amount of which exceeds 5% of the Fund's total expenses.

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We hope that Staff finds this letter responsive to the Staff's comments.  Should you have any questions or comments, please feel free to contact the undersigned at 212.806.6274.

Very truly yours,

/s/  Brad A. Green
Brad A. Green

cc:           Michael Mascis
Gary L. Granik